

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2012

Via Email
Kim Bradford
President and Chief Executive Officer
Osage Exploration and Development, Inc.
2445 Fifth Avenue, Suite 310
San Diego, CA 92101

> **Re: Osage Exploration and Development, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed November 5, 2012**
> **File No. 000-52718**

Dear Mr. Bradford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Changes in Registrant's Certifying Accountant

1.   We have reviewed your revised disclosure in response to our comments issued on October 11, 2012. In response to our prior comment 2, it is unclear why the interim period date is October 3, 2012 versus the date of engagement of the new accountants, which you have disclosed as October 8, 2012. Please revise your disclosure or explain to us why October 3, 2012 is appropriate under the guidance of Regulation S-K, Item 304(a)(2).

2.   When responding to this letter, please file a response letter to address each comment and to provide the written statement acknowledging the list of items noted at the end of our letter.

Kim Bradford
Osage Exploration and Development, Inc.
November 5, 2012
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief